Capitalisation and Indebtedness	Exhibit 99.2

The following table sets out the issued share capital of Barclays Bank PLC and its consolidated subsidiaries’ total shareholders’ equity, indebtedness and contingent liabilities as at 30 June 2019. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at 30.06.19
(000)
Share Capital of Barclays Bank PLC

Ordinary shares - issued and fully paid shared of £1 each	2,342,559

Preference shares - issued and fully paid shares of £1 each	1

Preference shares - issued and fully paid shares of U.S.$100 each	58

Preference shares - issued and fully paid shares of €100 each	32

£m
Group equity

Called up share capital	2,348

Share premium account	-

Other reserves	4,608

Other equity instruments	9,402

Retained earnings	36,252

Total equity excluding non-controlling interests	52,610

Non-controlling interests	-

Total equity	52,610

Group indebtedness[1]

Subordinated liabilities	36,368

Debt securities in issue	42,251

Total indebtedness	78,619

Total capitalisation and indebtedness	131,229

Group contingent liabilities and commitments

Guarantees and letters of credit pledged as collateral security	16,106

Performance guarantees, acceptances and endorsements	5,771

Total contingent liabilities	21,877

Documentary credits and other short-term trade related transactions	1,273

Standby facilities, credit lines and other commitments	270,192

Total commitments	271,465

1	“Group indebtedness” includes interest accrued in accordance with IFRS.

Barclays Bank PLC	69